# SEC Schedule 13D/A (Amendment No. 41) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CVR Energy, Inc., CIK 0001376139
CUSIP: 12662P108
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 2277 Plaza Drive, Suite 500, Sugar Land, Texas (TX), 77479
Date of event which requires filing of this statement: 11/05/2026
Amends the filing with accession number 0001104659-12-002044
Filed by CIK 0000921669
Persons authorized to receive notices and communications: Jesse Lynn, Esq., Icahn Capital LP, 16690 Collins Avenue, Suite PH-1, Sunny Isles Beach, Florida (FL), 33160, 305-442-4000

## Reporting persons
- ICAHN ENTERPRISES HOLDINGS L.P. (CIK 0001034563): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 71,201,875; sole dispositive power 0; shared dispositive power 71,201,875; aggregate amount beneficially owned 71,201,875 (64.1% of the class)
- ICAHN ENTERPRISES G.P. INC. (CIK 0001257324): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 71,201,875; sole dispositive power 0; shared dispositive power 71,201,875; aggregate amount beneficially owned 71,201,875 (64.1% of the class)
- CARL C ICAHN (CIK 0000921669): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 71,201,875; sole dispositive power 0; shared dispositive power 71,201,875; aggregate amount beneficially owned 71,201,875 (64.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: CVR Energy, Inc.
Address of issuer's principal executive offices: 2277 Plaza Drive, Suite 500, Sugar Land, Texas (TX), 77479
Comment: The Schedule 13D filed with the Securities and Exchange Commission on January 13, 2012 (as previously amended, the "Initial 13D"), by the Reporting Persons with respect to the shares of Common Stock, par value $0.01 (the "Shares"), issued by CVR Energy, Inc. (the "Issuer"), is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D, as amended.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Initial 13D is hereby amended and supplemented by adding the following:

On November 3, 2026, the Issuer entered into an underwriting agreement (the "Underwriting Agreement") with Barclays Capital Inc. and Jefferies LLC, as representatives (the "Representatives") of the several underwriters named therein (the "Underwriters"), relating to the offering of 10,515,248 Shares at a public offering price of $47.55 per Share (the "Equity Offering"). The Issuer also granted the Underwriters a 30-day option to purchase up to 1,577,287 additional Shares from the Issuer. The Equity Offering closed on November 5, 2026. The Reporting Persons and their affiliates did not sell Shares as selling stockholders in the Equity Offering.

In connection with the Equity Offering, on November 3, 2026, American Entertainment Properties Corp. and IEP Energy Holding LLC, each an indirect wholly owned subsidiary of Icahn Enterprises Holdings L.P., each entered into customary lock-up letter agreements with the Representatives for a period of 30 days, subject to customary exceptions (the "Lock-Up Agreements").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Initial 13D are hereby amended and supplemented as follows:

The percentages set forth on the cover pages are based on 111,045,847 Shares outstanding immediately following the Equity Offering, as set forth in the Issuer's final prospectus supplement filed with the SEC pursuant to Rule 424(b) on November 5, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) is incorporated into this Item 5(b).
Transactions in the class effected during the past sixty days: None of the Reporting Persons have effected any transaction in the Shares during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Initial 13D is hereby amended and supplemented by adding the following:

The information set forth in Item 4 of this Amendment No. 41 with respect to the Equity Offering and the Lock-Up Agreements is incorporated herein by reference.

## Signatures
- ICAHN ENTERPRISES HOLDINGS L.P.: /s/ Robert Flint, Robert Flint, Chief Financial Officer (11/06/2026)
- ICAHN ENTERPRISES G.P. INC.: /s/ Robert Flint, Robert Flint, Chief Financial Officer (11/06/2026)
- CARL C ICAHN: /s/ Carl C. Icahn, Carl C. Icahn (11/06/2026)